PENNSYLVANIA
                         PUBLIC UTILITY COMMISSION
                         HARRISBURG, PA 17105-3265

                                          PUBLIC MEETING HELD JULY 23, 1998

Commissioners Present:
         John M. Quain, Chairman
         Robert K. Bloom, Vice Chairman
         David W. Rolka
         Nora Mead Brownell
         Aaron Wilson, Jr.

In Re: Application of Pennsylvania
Power & Light Company, PFG Gas, Inc.,
and North Penn Gas Company for a                              A-120650F0006
certificate of public convenience
evidencing Commission approval                                A-122050F0003
of the transfer from Penn Fuel Gas, Inc., to PP&L Resources, Inc., control of all property of Penn Fuel Gas Inc.'s public utility subsidiaries, PFG Gas, Inc., and North Penn
Gas Company which is used or useful in the public service

                             OPINION AND ORDER

BEFORE THE COMMISSION:

          Before the Commission for consideration are the Initial Decision (I.D.) of Administrative Law Judge (ALJ) Richard M. Lovenwirth, issued May 13, 1998, and Exceptions filed thereto by Applicants, Pennsylvania Power and Light Company (PP&L), PFG Gas, Inc. (PFG) and North Penn Gas Company (North Penn) (collectively Applicants), on June 2, 1998.

                               BACKGROUND (1)

          A description of the parties to the instant transaction is provided.

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1    The Background is adapted from the Exceptions of the Applicants.


          PP&L RESOURCES, INC.

          PP&L Resources, Inc., (PP&L Resources) a public utility holding company, was organized in 1995, in conjunction with a restructuring of the PP&L corporate system. The Commission approved the reorganization in an Order entered on February 10, 1995, at Docket No. A-110500, F.206. As a result of the restructuring of the PP&L Corporate system, PP&L Resources owns all of the common stock of PP&L, a regulated electric utility which is one of the Applicants in this proceeding. The stock of PP&L Resources is widely held and is traded on the New York Stock Exchange. (PP&L/Penn Fuel Exhibit No. 1, pp. 2-3).

          PP&L

          PP&L is a Pennsylvania corporation organized in 1920, which provides electric public utility service in central and eastern
Pennsylvania. PP&L serves approximately 1.2 million customers in a 10,000 square mile service territory in 29 counties of Pennsylvania, subject to the Commission's regulatory jurisdiction. (PP&L/Penn Fuel Exhibit No. 1,
pp. 3-4). PP&L has recently had approved a restructuring plan, filed consistent with the Electricity Generation Customer Choice and Competition Act, 66 Pa. C.S. section 2806(d). See Application of Pennsylvania Power
                                   ---
& Light Company for Approval of a Restructuring Plan Under Section 2806 of the Public Utility Code, Docket No. R-00973954 (Order entered June 15, 1998).

          PENN FUEL GAS, INC.

          Penn Fuel Gas, Inc (Penn Fuel) is a Pennsylvania corporation which owns all of the common stock of two subsidiaries, PFG and North Penn, each of which provides gas service subject to Commission jurisdiction. In addition to owning public utility subsidiaries, Penn Fuel sells propane to approximately 28,000 customers. Penn Fuel, since it was organized in 1944, has been a family-owned business. (Statement JJH-1, p.4).(2)

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2    Although Penn Fuel is controlled by one family, a small minority of shares are owned by unrelated minority shareholders.


          PFG

          PFG provides gas sales and transportation services in portions of 27 Pennsylvania counties and in a small portion of northern Maryland. PFG owns and operates numerous local gas distribution systems that are dispersed throughout central, southern and eastern Pennsylvania. (PP&L/Penn Fuel Exhibit No. 1, p. 4).

          NORTH PENN

          North Penn owns and operates two local distribution systems, one in northwestern Pennsylvania and one in north central Pennsylvania. North Penn provides gas sales, transportation and storage services in ten counties in northern and northwestern Pennsylvania. (PP&L/Penn Fuel Exhibit No. 1, pp. 4-5).

          This proceeding involves an Application by PP&L, PFG Gas, Inc. and North Penn Gas Company for certificates of public convenience evidencing the Commission's approval, under Section 1102(a)(3) of the Public Utility Code, 66 Pa. C.S. section 1102(a)(3), as interpreted by the Commission's Statement of Policy on Utility Stock Transfers. 52 Pa. Code
section 69.901. Pursuant to the Application filed in this matter, said Applicants seek the approval of the transfer from Penn Fuel Gas, Inc. to PP&L Resources, by merger, of the title to, or the possession or use of, all of the property of Penn Fuel's subsidiaries, PFG and North Penn, that is used or useful in the public service. See Paragraph No. 10, pp. 5-6 of
the Application.                         ---

          As a result of the proposed transaction, Penn Fuel would cease being a family-controlled, comparatively small public utility holding company and is becoming a wholly-owned subsidiary of PP&L Resources, a publicly-held public utility holding company with its principal subsidiary PP&L, a regulated electric utility. (Applicants Exc., p. 1). Penn Fuel would thus become a direct or first-tier subsidiary of PP&L Resources. PFG and North Penn would remain subsidiaries of Penn Fuel and thereby become second-tier subsidiaries of PP&L Resources. (Id.).
                                             ---
          The principal parties to the transaction are PP&L Resources, Keystone Merger Corporation (Keystone), a newly-formed, wholly-owned subsidiary of PP&L, Penn Fuel, and Penn Fuel's wholly owned subsidiaries, PFG and North Penn.

                       HISTORY OF THE PROCEEDINGS (3)

          On August 7, 1997, Applicants filed with the Commission an application for a certificate of public convenience evidencing the Commission's approval, under Section 1102(a)(3) of the Public Utility Code, of the transfer from current stockholders of Penn Fuel Gas, Inc. (Penn
Fuel) to PP&L Resources, Inc. (PP&L Resources), all of Penn Fuel's common and preferred stock. See Paragraph 10, pp. 5-6 of the Application, which is
                     ---
PP&L/Penn Fuel Exhibit No. 1.

--------

3 The History of Proceedings is adapted in large part from the Initial Decision. ALJ Lovenwirth noted that the caption of the proceeding fails to accurately describe the transaction(s) for which Commission approval is sought by the instant Application.


          Notice of the Application was published in newspapers of general circulation in the Applicants' service territories, once each during the weeks of September 1, 1997, and September 8, 1997. The Applicants filed proofs of publications of such notice on October 2, 1997. (I.D., p. 5). In addition, notice of the Application was published at 27 Pa. Bulletin No.
37, p. 4799 (September 13, 1997).                    -------------------
-----------

          On September 19, 1997, NE Hub Partners, L.P. (NE Hub) filed a Petition to Intervene and a Protest on September 29, 1997. This Protest was subsequently withdrawn by letter of its counsel dated April 28, 1998. In said April 28, 1998 letter, counsel indicated that subsequent to the filing of its Briefs, representatives of NE Hub met with representatives of PP&L and discussed issues related to the merger. Based on these discussions, NE Hub withdrew its objections to the proposed merger.

          Donald R. Williams, as agent for B.M. Davies, filed a Protest on
                              ------------------------
September 18, 1997. Mr. Williams indicated at a prehearing conference that he saw no further purpose in his participation in these proceedings due to the ruling of the presiding ALJ that he could only participate in his capacity as a fiduciary. (I.D., p. 6, n. 6). Mr. Williams was thereafter served with notice of the scheduled hearings and of the Interim Orders of the presiding ALJ, including the briefing schedule, but never again participated in the proceedings. (Id. citing N.T., pp. 11-16).
                                  ---
Consequently, his protest was dismissed for lack of prosecution.

          Wayne T. Stephens filed a Protest on September 25, 1997. UGI Utilities, Inc. filed a Petition to Intervene on September 29, 1997, which was granted. Subsequent to its intervention, UGI Utilities, Inc. did not participate in these proceedings.

          A telephonic prehearing conference was held on December 1, 1997, where certain preliminary rulings were made and a procedural schedule was established. Also, a Protective Order was issued by Order of January 22, 1998.

          A hearing was convened in Scranton, Pennsylvania on March 3, 1998. Applicants presented their prefiled written testimony and related exhibits of three witnesses as their case-in-chief and the testimony of four witnesses and related exhibits in rebuttal.(4) Mr. Stephens presented prefiled written testimony and also testified on his own behalf (N.T. 65-74). All witnesses were present at the hearing and available for cross examination. The transcript of the proceedings consists of 276 typewritten pages. (I.D., p. 7).

          On May 13, 1998, the Initial Decision was issued. ALJ Lovenwirth recommended that the Application be granted. The Recommended Ordering Paragraphs are reprinted below:

          1. That the joint application of PP&L, Inc., PFG Gas, Inc., and North Penn Gas Company filed on August 7, 1997, at docket numbers A-120650F0006 and A-122050F0003 be and is hereby approved, and certificates of public convenience be issued to said applicants which, in summary, will authorize and/or ratify the following transactions:

--------

4 As part of its Withdrawal of Protest filed on April 28, 1998, NE Hub moved that its evidence be stricken from the record. The ALJ granted that motion, excepting, however, certain portions of the N.T. at pages 238 and 239, which recorded a colloquy between the presiding ALJ and the witness. (I.D., p. 7, n. 8).


               a. PP&L Resources has organized a new Pennsylvania corporation, Keystone, as a wholly-owned subsidiary.

               b. Keystone will be merged into Penn Fuel; Penn Fuel will be the surviving corporation, and Keystone will cease to exist.

               c. Following the merger, the officers, directors, corporate charter and bylaws of Keystone prior to the merger will become the officers, directors, corporate charter and bylaws of the surviving corporation, Penn Fuel.

               d. In the merger, the outstanding shares of common stock of Penn Fuel will be converted into the right to receive shares of common stock of PP&L Resources. Penn Fuel's preferred stock, at the option of each preferred stockholder, may be redeemed for cash or converted into the right to receive shares of common stock of PP&L Resources. Following the acquisition of Penn Fuel by PP&L Resources, no preferred shares of Penn Fuel will remain outstanding.

               e. Immediately after the acquisition, Penn Fuel will continue to exist as a wholly-owned subsidiary of PP&L Resources, and PFG and North Penn will continue to exist and to own and operate their present facilities.

          2. That approval of the joint application referenced in ordering paragraph one shall not abrogate the need for any necessary approvals of other regulatory authorities, including but not limited to The Federal Securities and Exchange Commission, the Federal Energy Regulatory Commission, the public utility regulatory body of the State of Maryland (where PFG provides public utility service), and the public utility regulatory body of the State of New York (where North Penn may provide public utility service).

          3. That the protests of Donald R. Williams (acting as agent for B.M. Davies) and Wayne T. Stephens be and are hereby DISMISSED, without prejudice, i.e., any cause of action which said protestants may have against the applicants which are unrelated to the issues attendant upon this application proceeding will not be barred by virtue of this Order.

          4. That all Orders previously issued by this Commission or by any other governmental agency which impose past or present liabilities or penalties upon any of the parties to this transaction shall be satisfied prior to the issuance of certificates of public convenience.

          5. That PP&L, PFG Gas, North Penn, PP&L Resources, Penn Fuel, and Keystone shall comply fully with Chapter 21 of the Public Utility Code (66 Pa. C.S.A. 2101 et. seq.) (other
                                    ---------------------------
               than for those affiliated interest transactions which have been approved by these ordering paragraphs). Said parties shall comply with all sections of the Public Utility Code and this Commission's regulations, including 66 Pa. C.S.A.
                                                            -------------
               section 1506, so as to facilitate full employment by this
               ------------
               Commission of 66 Pa. C.S.A. section 508.
                             -------------------------

          6. NE Hub's motion that its evidence be stricken from the record is hereby granted, excepting, however, that the portion thereof appearing upon pages 238 and 239 of the transcript, which recorded the colloquy between the presiding judge and the witness, will be preserved.

(I.D., pp. 37-40).

          The Exceptions of the Applicant were received June 2, 1998. The Exceptions are in the nature of objections to certain dicta in the Initial Decision, and objections to alleged overbreadth on Recommended Ordering Paragraph No. 4.

                                 DISCUSSION

          ALJ Lovenwirth reached 29 Findings of Fact and 6 Conclusions of Law. Those Findings of Fact and Conclusions of Law are incorporated by reference herein and are adopted.

          The pertinent Findings of Fact are set forth, below:

                                   * * *

          9. The sole remaining protestant is these proceedings is one Wayne T. Stephens, an individual who resides at 2605 Appel Street S.W., Allentown, Pennsylvania 18103, and also at Box 31, R.D. 2, Coudersport, Pennsylvania 16915, which latter address is the subject matter of his protest, which brings into focus four matters (Stephens Hearing Statement 1 and N.T. 65 - 74), to wit: (1) that North Penn terminated the supply of "free gas" that had been initiated pursuant to a gas lease executed between a corporate predecessor of North Penn and a predecessor in title of Mr. Stephens in 1900, (2) that North Penn had not been willing to consider Mr. Stephens' claim for damages to his property approximately 12 years ago resulting from the freezing of certain water lines, (3) that North Penn was plugging certain wells, and
               (4) that North Penn had not removed all of its facilities from Mr. Stephens' property.

          10. The flow of "free gas" to Mr. Stephens' premises originated pursuant to a lease dated December 18, 1900, between R.C. Stearns and Potter Gas Company, a predecessor of North Penn. Under that lease, however, North Penn had the right to surrender the lease at any time and thereafter to be relieved of all obligations under the lease, including the obligation to supply free gas (Statement JJH-2, pp. 9-10). There had been two wells on Mr. Stephens' property. One was abandoned in 1969. The second one was abandoned in 1996. When the last of the wells on Mr. Stephens' property was abandoned, North Penn surrendered the lease pursuant to its terms and terminated the flow of "free gas".

          11. The damages to Mr. Stephens' home occurred approximately 12 years ago (JJH-2, p. 11). Mr. Stephens' claim was turned over to North Penn's liability insurance carrier for review. The insurance carrier determined, following review, that North Penn was not responsible for the damage. Thereafter, Mr. Stephens brought a legal action against North Penn seeking compensation for the damage. Mr. Stephens' attorney later discontinued the legal action and withdrew the claim against North Penn (Tr. 78-79).

          12. North Penn explained why it is in the process of abandoning and plugging a large number of its natural gas wells. Pursuant to an order and agreement with the Department of Environmental Protection dated March 27, 1996, North Penn is required to plug approximately 24 old, non-productive wells per year until a total of 342 wells have been plugged. The wells are being plugged in order for North Penn to comply with applicable environmental regulations (St. JJH-2, pp. 12- 13). Mr. Stephens expressed also concern about the presence of certain facilities on his property. As North Penn has explained, North Penn's facilities on this property remain there pursuant to easements signed by Mr. Stephens' predecessors in title (Statement JJH-2, pp. 11- 13).

          13. If the Commission approves the merger and issues appropriate certificates of public convenience, Penn Fuel Gas, Inc., a holding company owned primarily by one family, will become a wholly-owned subsidiary of PP&L Resources. No change of service or change of service territory is contemplated in these proceedings. Regardless of whether the Commission issues the appropriate certificates of public convenience, PP&L, PFG and North Penn will continue to provide services as they do presently in their present service territories to their present customers.

          14. The Applicants' fitness to provide service is demonstrated most clearly by the fact that they have been rendering service in their present service territories for extended period of times. Further, the need for public utility service is demonstrated most readily by the fact that service is being provided presently to many customers.

          15. All three Applicants have a demonstrated ability to provide the public utility services that they provide presently, and approval of the application and issuance of appropriate certificates of public convenience would not diminish their ability to provide service in their existing service territories.

          16. Among the efficiencies arising from the merger will be Penn Fuel's ability to raise capital as part of the PP&L corporate system far more efficiently than as an independent corporate system. Efficiencies will arise with regard to equity, long-term debt and short-term debt.

          17. Penn Fuel is a relatively small, family-controlled corporation, whose stock is not actively traded. Prior to the merger, Penn Fuel did not issue stock to the public in order to maintain family control of the business. Consequently, its sole means of raising equity capital was to retain earnings. In contrast, there is an active market for the stock of PP&L Resources; its stock is traded publicly on the New York Stock Exchange. PP&L Resources is included in the Standard & Poor's ("S&P") 500 Composite Index and the S&P Public Utilities. PP&L Resources is well known in financial markets. Statement JJH-1, p.4.

                                   * * *

          20. Penn Fuel will benefit by approval of the application also with regard to short-term debt. Penn Fuel, on a stand alone basis, is simply too small to issue commercial paper (Statement JJH-2, p.5). Instead of using commercial paper to raise short-term debt, Penn Fuel relies upon lines of credit with three commercial banks. Because bank lines of credit are more costly than commercial paper, Penn Fuel pays more for bank borrowings than it would if it were able to issue commercial paper (Statement JJH-2, p. 5) (footnote omitted). Following the merger, Penn Fuel will be able to obtain short term funds through the issuance of commercial paper by the PP&L corporate system at a cost lower than Penn Fuel could obtain alone.

          21. The merger will also create opportunities to combine operations. An example of operational savings is the future combination of the billing systems. Penn Fuel's own facilities for billing customers will be eliminated. In the future, bills for service furnished by Penn Fuel and its subsidiaries will be prepared by PP&L (Statement JJH-1, p.7). By this procedure, PP&L's fixed cost of preparing and printing bills will be spread over a larger customer base and number of bills, thereby reducing fixed costs per bill.

                                   * * *

          25. Another function in which the merger will produce savings is procurement. Savings will result from elimination of positions and leveraging of PP&L's existing transportation network. In addition, certain warehouses will be eliminated. Using PP&L's transportation system to support delivery of Penn Fuel's supplies will not materially increase PP&L's costs, but use of PP&L's network will reduce significantly Penn Fuel's costs. Penn Fuel will also be able to utilize the substantial central warehouses of PP&L located in Humboldt and Harrisburg. Such utilization of central warehouse facilities also will produce cost savings (Statement TJM-1, p.5). Further, merging the two procurement functions into one will create cost saving opportunities by consolidating buying power and utilizing volume purchasers to obtain quantity discounts and by having one entity, instead of two, involved in developing single source suppliers and supplier relationships Statement TJM-1, p.5).

          26. In the future, it may also be possible for PP&L and PFG to use one company's real estate holdings for construction of the other's electrical or pipeline facilities. Duplicate use of existing real estate holdings can be used to reduce future capital costs (Statement STJ-1, p.10).

          27. Each merging entity, Penn Fuel and PP&L Resources, presently maintains a complete capability of providing all services necessary to conduct operations and meet all obligations and requirements placed upon each corporate system. When these two corporate systems are combined, inevitably, many of the functions in one of the corporate systems duplicate a function in the other corporate system. Following the merger, such duplication or redundancy can be eliminated, thereby reducitng costs (Statement STJ-2, P. 17).

               Further savings will be achieved from consolidation of other corporate functions. For example, following the merger Penn Fuel will no longer maintain an independent Board of Directors. Present senior managers of the PP&L corporate system will serve as directors of Penn Fuel. Thus, the costs of maintaining a separate, independent Board of Directors for Penn Fuel will be eliminated (Statement JJH-1, p.8; Statement TJM-1, p.5).

          28. Penn Fuel's largest single expense presently is the cost of gas purchased for resale to customers. The merger will create opportunities for Penn Fuel and PP&L to cooperate in gas procurement. Acquisition of Penn Fuel will provide certain benefits to PP&L. By acquiring Penn Fuel, a source of gas supply, PP&L will improve supply security (Statement STJ-2, pp. 18-19). Further, by having an affiliate in the natural gas business, PP&L will gain increased In-house
               (sic) knowledge of gas costs which should improve the combined system's ability to negotiate favorable contract terms with natural gas suppliers (Statement STJ-2, p. 19-20)...

          29. The granting of this application is not likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which will prevent retail electricity customers in this Commonwealth from obtaining the benefits of a properly functioning and workable competitive retail electricity market.

(I.D., pp. 12-22) (Certain text omitted).

A.       THE STEPHENS PROTEST

          In his statement and testimony, Mr. Stephens expressed concerns about North Penn. His concerns were that North Penn terminated the supply of "free gas" that had been initiated pursuant to a gas lease executed between a corporate predecessor of North Penn and a predecessor in title of Mr. Stephens in 1900; (2) that North Penn had not been willing to consider Mr. Stephens' claim for damages to his property approximately 12 years ago resulting from the freezing of certain water lines; (3) that North Penn was plugging certain wells; and (4) that North Penn had not removed all of its facilities from Mr. Stephens' property.

          The claims raised by Mr. Stephens' Protest have been the subject of substantial correspondence between various counsel representing Mr. Stephens and North Penn. (I.D. p. 22 quoting Applicants' Main Brief).

          Concerning the claim involving "free gas" to Mr. Stephens' premises, North Penn asserts that when the last of two wells was abandoned, it surrendered the lease pursuant to its terms and terminated the flow of "free gas".

          Concerning Mr. Stephens' claim for damages resulting from water damage following freezing of water pipelines, on review of its files, North Penn indicated that the damages to Mr. Stephens' home occurred approximately 12 years ago (JJH-2, p. 11). The claim was turned over to North Penn's liability insurance carrier for review. The insurance carrier determined, following review, that North Penn was not responsible for the damage. Thereafter, Mr. Stephens brought a legal action against North Penn, which action was discontinued and withdrawn. (N.T. pp. 78-79).

          North Penn also explained why it is in the process of abandoning and plugging a large number of its natural gas wells. This was done, explained North Penn, pursuant to an order and agreement with the Department of Environmental Protection dated March 27, 1996. North Penn is, thereby, required to plug approximately 24 old, non-productive wells per year until a total of 342 wells have been plugged. The wells are being plugged in order for North Penn to comply with applicable environmental regulations. (St. JJH-2, pp. 12-13).

          In summary, the Applicants stated that "whatever claims Mr. Stephens may have against North Penn will not be prejudiced by the merger. Mr. Stephens will still be able to bring any action that is in his opinion appropriate against North Penn following the merger." (I.D., p. 24, quoting Applicants' Main Brief)

          APPLICANTS' EXCEPTION NO. 1

          In Exception No. 1, Applicants state "the ALJ, Sua Sponte, Concluded Incorrectly in Dicta that Landowners' Retention of a Portion of Their own Natural Gas, Produced by Lessee Utilities Pursuant to a Natural Gas Lease, Is Utility Service for Which Tariff Rates Must Be Imposed."

          The above-cited exception is related to the ALJ's consideration of the Protest of Mr. Stephens. Specifically, at note 14 of page 23 of the Initial Decision, the ALJ stated:

          Although not cited by Applicants in their said brief, there is a principle of law which states that a public utility must charge for its product and services that which is set forth in its approved tariff, even though it had previously agreed to supply same "free of charge" in a prior contract between the public utility and its ratepayer. See Brockway Glass Company v. Pa.
                                         -----------------------------
          P.U.C., 63 Pa Cmwlth 238, 437 A.2d 1067 (1981); Delph v. Pa.
          ------                                          ------------
          P.U.C., 46 Pa. Cmwlth 552, 406 A.2d 1209 ((1979); LaPenna v.
          ------                                            ----------
          Keystone Water Co.- Bangor District, Commission Order entered
          -----------------------------------
          November 3, 1982 at C-822936 (which adopted the Initial Decision of the ALJ); and Kearney v. Pa. American Water Company,
                           -------------------------------------
          Commission Order entered June 1, 1995 (which adopted the Initial Decision of the ALJ).

          The Applicants note the issue of whether Mr. Stephens' retention of his gas for "free" under the old natural gas lease was utility service was not raised by any party and was not addressed in the evidence. (Applicants Exc., p.4). However, the Applicants are concerned that the presiding ALJ misunderstood the nature of the relationship between the landowner and North Penn under the natural gas lease. (Exc., p.6). As a result, argues Applicants, the cases relied upon by the presiding ALJ are cases which involved attempts to vary rates for electric utility service from the rates specified in the utilities' tariffs. Therefore, they argue, these cases have no application to North Penn's gas leases under which landowners retain their own natural gas. (Id.).
                                          ---
          Applicants cite Pa. PUC v. T.W. Phillips Gas & Oil Company, 19 Pa. P.U.C. 22 (1938), and Kepple v. Appollo Gas Co., Docket No. C-00934744 (Order entered July 25, 1994), for the proposition that "free gas" provisions which are found in North Penn's leases are widely used and a determination by this Commission that the retention by the landowners of their own gas constitutes utility service would, effectively, revise numerous gas leases across large portions of Pennsylvania involving many landowners and natural gas companies. (Exc., pp. 6-7).

          ANALYSIS

          On consideration of the Applicant's Exception No. 1, we shall grant said Exception only to the extent that the statement of the presiding ALJ is mere dicta, is not material to disposition of the issues relating to our approval of the proposed merger herein, and has no record support.

          In Appollo Gas Co. v. Fred A. Heilman, et al., Docket No. C-00924405 (Order entered March 10, 1994), we extensively discussed our jurisdiction over "free gas" lease provisions. Further, in Kepple, we discussed the doctrine of "wasteful consumption." Under this doctrine, a utility could declare gas reserved for the landowners' use wasteful and, therefore, impose a charge. Otherwise, gas which had not been devoted to the public and would not have any potential for discrimination, is gas over which the Commission would not exercise jurisdiction.

          Such determinations are not material to the proceeding, and are not supported by evidence of record. Therefore, we shall grant the Exception of Applicants and strike this portion of the discussion of the ALJ.

     B.   APPLICANTS' EXCEPTION NO. 2 TO ORDERING PARAGRAPH NO. 4

          The Applicants object to Ordering Paragraph No. 4 of the Initial Decision which states:

          That all Orders previously issued by the Commission or by any other governmental agency which impose past or present liabilities or penalties upon any of the parties to the Transaction shall be satisfied prior to the issuance of certificates of public convenience.

(I.D., p. 39).

          The Applicants argue that this paragraph is overly broad and unsupported by the record evidence. The Applicants question whether the phrase "other governmental agencies" as utilized by the ALJ in this ordering paragraph would include local highway and building inspectors, the Internal Revenue Service, other state and local taxing authorities, the Department of Environmental Protection, etc. According to the Applicants, no evidence was presented suggesting that the Applicants might have unsatisfied penalties or liabilities from any other governmental agency. The Applicants claim that because the utilities involved with the instant Application are fit, the instant Application should be approved, irrespective of whether the utilities have an unresolved controversy with a governmental agency.

          The Applicants also question how Ordering Paragraph No. 4, is to be interpreted and applied. The Applicants point out that that PFG and North Penn have entered into a consent order which contains a compliance schedule for the remediation of numerous manufactured gas plants sites and for plugging of numerous abandoned natural gas wells. The Applicants maintain while PFG and North Penn have complied with the schedule of the consent order thus far, it cannot be said that they have satisfied the consent order because much of the remediation work is to be done in the future in accordance with the consent order.

          The Applicants contend that Ordering Paragraph No. 4 is inappropriate because the Commission lacks statutory authority to act a collection agent for other governmental agencies. The Applicants argue the ordering paragraph would not change its obligations to other governmental agencies because the requirement to satisfy any penalties or liabilities, if any, with other governmental agencies would stand independently of the Commission's final resolution of this proceeding.

          The Applicants conclude that Ordering Paragraph No. 4, is inconsistent with Commission practice. The Applicants urge the Commission to strike the paragraph from the final order in this proceeding or in the alternative, to delete any references to any "governmental agency." (Exceptions, p. 8).

          ANALYSIS

          We note that in Finding of Fact No. 12, the ALJ found that pursuant to an Order and Agreement with the Department of Environmental Protection dated March 27, 1996, North Penn is required to plug approximately 24 old, non-productive wells per year until a total of 342 wells have been plugged. (I.D., p. 14). However, there is no mention in the Initial Decision of any record evidence indicating that North Penn or any other of the Applicants have outstanding liabilities or penalties with any other governmental agency which may impact upon the approval of this Application. We also note that this Application was published in newspapers of general circulation in each of the Applicants' service territories as well as in the Pennsylvania Bulletin at 27 Pa. Bulletin No. 37, p. 4799
                                        ----------------------
(September 13, 1997). The record indicates that no governmental agency filed a protest or moved to intervene in this proceeding. But for the protest filed by Wayne T. Stephens dismissed by the ALJ, this Application was largely unopposed.

          The light of the record evidence as presented in this proceeding, we find that the reference to "any other governmental agency" in Ordering Paragraph No. 4, is overly broad and should be stricken. Accordingly, we will grant the Applicants' Exception No. 2, in part.

     C.   THE PUBLIC INTEREST STANDARDS

          On consideration of the record, the ALJ concluded that the applicants are financially and technically fit. The individual, publicly-regulated entities, PP&L, PFG and North Penn, will continue to provide services as they do presently in their present service territories to their present customers.

          We note that the same legal entities will continue to provide regulated service pursuant to their same Commission-approved tariffs, currently on file.

          We further note that consistent with the case City of York, et al. v. Pa. PUC, 449 Pa. 136, 295 A. 2d 825 (1972), a merger must be approved upon a demonstration of a net benefit to the public. We conclude that the merger will produce financial savings, result in operational efficiencies, reduce cost of corporate functions, and enhance opportunities for efficient fuel procurement.

          We further conclude that the merger will not have an anticompetitive or discriminatory effect. 66 Pa. C.S. section 2811(e)(1); (2).

                                 CONCLUSION

          Our review of the proposed application leads us to conclude that the proposed merger is necessary or proper for the service, accommodation, convenience, or safety of the public, and that the Application should be approved as in the public interest; THEREFORE,

          IT IS ORDERED:

          1. That the Joint Application of PP&L, Inc., PFG Gas, Inc. and North Penn Gas Company filed on August 7, 1997, is, hereby, approved

          2. That the Exceptions of the Applicants are granted, in part, consistent with this Opinion and Order.

          3. That the Initial Decision of Administrative Law Judge Richard
M. Lovenwirth issued May 13, 1998, is adopted, as modified, consistent with this Opinion and Order.

                                        BY THE COMMISSION,


                                        /s/ James J. McNulty
                                        James J. McNulty
                                        Secretary


(SEAL)

ORDER ADOPTED:              July 23, 1998

ORDER ENTERED:              July 24, 1998